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05010204

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Ordzhonikidzevsky Ore Mining & Processing Enterprise

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 04 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34664 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dlw

DAT : 8/4/05

RECEIVED

2005 AUG -4 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

«Утверждаю»

Председатель Правления

ОАО «ОГОК»

Постоловский В.В.

Дніпропетровська область м. Орджонікідзе Відкрите акціонерне товариство Орджонікідзевський гірничо-збагачувальний комбінат

SEC MAIL PROCESSING RECEIVED AUG 02 2005 WASH. D.C. 209 SECTION

AR/S 12-31-04

Годовой отчет
Annual report
2004

Открытого Акционерного Общества "Орджоникидзевский горно-обогатительный комбинат"

Open Joint Stock Company ~~"Ordzhonikidzevskiy GOK"~~

Ordzhonikidzevsky Ore Mining & Processing Enterprise

г. Орджоникидзе

1. Краткая история предприятия.

Орджоникидзевский горно-обогатительный комбинат разрабатывает западную часть Никопольского марганцевого месторождения. Это одно из наиболее крупных в мире предприятий по добыче и переработке марганцевой руды. Комбинату принадлежит приоритетная роль в условиях освоения технологии открытых горных работ, рекультивации земель и охраны природы.



В.А. Домгер

Открытие в 1886 г. промышленного месторождения марганцевой руды стало началом истории развития Орджоникидзевского горно-обогатительного комбината.

Честь открытия Никопольского марганцевого бассейна принадлежит русскому горному инженеру В.А. Домгеру, который в июле 1883 г. обнаружил у берегов реки Соленой, притока реки Базавлук, выходы марганцевой руды на дневную поверхность.

В июле 1885 г. здесь была заложена первая штольня "Надежда", показавшая наличие больших запасов высококачественной марганцевой руды. В декабре 1885 г. начал работать первый рудник "Покровские марганцевые копи", а в 1901 г. добыча марганцевой руды составила 2 млн. пудов.



Шахта №1 Покровских марганцевых копий Никополь-Мариупольского горного и металлургического общества. 1905 г.

Большие прибыли, получаемые от продажи никопольской руды, и все увеличивавшийся спрос на нее способствовали интенсивному притоку в этот район русского и иностранного капитала. Значительные средства, затрачиваемые на разведку, привели к открытию новых залежей не только в западной, но и в восточной части бассейна, к активной их эксплуатации.

В начале 1900-х годов добычу марганцевой руды в бассейне вели уже 9 акционерных обществ и частных предпринимателей.

Наибольшего развития в дореволюционные годы бассейн достиг в 1913 г. В период промышленного бума было добыто 252,7 тыс. т руды.

В 1934 г. был создан рудник им. С. Орджоникидзе, а через год введены в действие шахты № 1,2,3,4, обогатительная фабрика и проложена железная дорога к станции Чертомлык. Перед войной рудник добывал 30 % руды всего бассейна.

Сразу после освобождение края от фашистской оккупации – 4 февраля 1944 г. – началось возрождение рудника. В этом же году были восстановлены все шахты и завершено строительство новой шахты, введена в действие обогатительная фабрика. Годовая добыча руды в те годы составляла более 60 тыс. т.



Роторный экскаватор роторного комплекса ОАО «ОГОК».

До 1952 г. марганцевая руда добывалась только подземным способом. В 1952 г. впервые в Никопольском бассейне с вводом в строй Богдановского карьера стали применять добычу руды открытым способом.

С 1963 г. на карьерах комбината стали применять вскрышные комплексы непрерывного действия в составе роторных экскаваторов производительностью от 1000 до 5000 м кб/ч, отвалообразователей, транспортно-отвальных мостов, забойных передаточных и отвальных конвейеров производительностью от 1500 до 7500 м кб/ч (в разрыхленной массе).

В 1964 г. на основе рудника был создан трест «Орджоникидземарганец», который в 1970 г. был переименован в Орджоникидзевский горно-обогатительный комбинат.

В 1995 году предприятие было реорганизовано в открытое акционерное общество «Орджоникидзевский горно-обогатительный комбинат».

Чкаловский карьер № 1 открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат».

24 января 1997 года состоялось первое общее собрание акционеров.

Став открытым акционерным обществом, комбинат приобрел больше самостоятельности в выборе рынков сбыта продукции, в ценовой политике, а также улучшил свою техническую базу за счет инвестиционных средств.

2. Миссия и цели предприятия.

Миссия открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат» состоит в завоевании лидирующих позиций на украинских и мировых рынках марганецсодержащей продукции, путем увеличения объемов производства и экспорта, поиска новых рынков сбыта.

Наши цели:

- Увеличение объемов производства предприятия.
- Внедрение новых технологических процессов производства.
- Улучшение производственных и финансовых показателей предприятия.
- Повышение профессионализма работников.
- Удовлетворение социально-экономических запросов трудового коллектива и акционеров предприятия.

3. Основные виды выпускаемой продукции и их описание.

Основными видами продукции и услуг открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат» является производство марганцевого концентрата и марганцевого агломерата, ремонт промышленного оборудования, устройств и приборов, производство хозяйственно-керамических изделий, облицовочных материалов из природного камня.

Основные виды продукции, выпускаемой ОАО «ОГОК»:

Окисный марганцевый концентрат, крупность 0-50 мм:

1 сорт - содержание Mn не менее 43%

1 Б сорт - содержание Mn не менее 41%

2 сорт - содержание Mn не менее 34%

Карбонатный марганцевый концентрат, крупность 0-50 мм и 0-200 мм:

1 сорт - содержание Mn не менее 26%

Агломерат марганцевый:

Марка АМ-2 - содержание Mn не менее 40%

Кроме марганцевой руды в карьерах комбината попутно добывается суглинок для строительства дамб хвостохранилищ и известняк-ракушечник для производства флюса, который применяется в процессе агломерации и для производства цемента.

4. Перечень достижений предприятия.

Сегодня ОАО «ОГОК» - это предприятие с огромным природно-геологическим и техническим потенциалом. В составе комбината работают карьеры, которые обеспечены высокопродуктивным горно-транспортным оборудованием отечественного и импортного производства, позволяя ежегодно вырабатывать до 200 миллионов метров кубических горной массы.

Занимаясь добычей и переработкой марганцевых руд на Украине (Никопольский бассейн) Орджоникидзевский горно-обогатительный комбинат стал крупнейшим в мире предприятием по выпуску марганцевого концентрата и агломерата для ферросплавных и металлургических заводов, которые обеспечивают не только предприятия Украины, но и экспортируют свою продукцию в страны дальнего и ближнего зарубежья.

Динамика производства марганцевого агломерата за период с 2000 г. по 2004 г. показывает, что производство марганцевого агломерата только за последний 2004 г. увеличилось до 420,2 тыс. т. по сравнению с 359,3 тыс. т. в 2003 г., что составило 117 %.


400
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004

Динамика производства марганцевого агломерата, тыс. т.

5. Организационная структура.

В действующую структуру открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат» входят следующие функциональные направления:

- производственное направление;
- направление по коммерции и финансам;
- направление по кадрам, организации работы, заработной платы и работе с акционерами;
- направление снабжения;
- направление бухгалтерского учета и контроля

- направление социальных вопросов.

Производственное направление осуществляет вскрышные и добычные работы, производство основных видов марганцевой продукции, марганцевого концентрата и агломерата, железорудного агломерата, добычу сопутствующих видов продукции. К направлению снабжения относятся цеха, связанные с обеспечением производства товароматериальными ценностями.

Функциональные направления (по коммерции и финансам; по кадрам, организации работы, заработной платы и работе с акционерами; бухгалтерского учета и контроля) осуществляют обеспечение производственного процесса финансовыми, трудовыми и материальными ресурсами, выполняют контрольные управленческие функции, а также занимаются сбытом готовой продукции.

Организационная структура управления ОАО «ОГОК»


Председатель правления
Заместитель председателя правления по снабжению и ремонтам
Заместитель председателя правления по социальным вопросам
Заместитель председателя правления по управлению персоналом
Первый заместитель председателя правления - главный инженер
Заместитель председателя правления по научно–технической политике
Заместитель председателя правления по коммерции и финансам
Заместитель председателя правления по охране труда
Главный бухгалтер
9 отделов
4 отдела
4 отдела
11 отделов 4 лаборатории
1 отдел
8 отделов
1 отдел 1 лаборатория
1 отдел и 8 бюро
1 вспомогательный цех
10 вспомогательных цехов
7 карьеров, 3 фабрики, 2 транспортных цеха, 9 вспомогательных цехов
1 вспомогательный цех

Действующая организационная структура управления имеет свои характерные особенности, соответствующие крупным производственным предприятиям. Достоинством такой организационной структуры является наличие линейной зависимости и четкое соответствие распределения ответственности.

6. Количество работников предприятия.

Менеджеры ОАО «ОГОК» составляют 8% общей численности работников. Руководящее звено предприятия – высококвалифицированные специалисты, имеющие высшее образование и значительный опыт работы – 5 - 10 лет.

Характеристика промышленно-производственного персонала на ОАО «ОГОК» в 2004 г.

Категории работников	В % от численности.
Руководители	8
Специалисты	11
Рабочие	79
Служащие	2

Численность работников комбината в 2003 г. и 2004 г.

Показатель	Ед. изм.	2003 г.	2004 г.
Списочная численность работников	Человек	6914	6894
В том числе работников промышленно-производственного персонала	Человек	6277	6335

Уменьшение численности связанно с вопросами оптимизации технологического процесса и организационной структуры, а также с перераспределением численности работников среди цехов комбината.

Образовательная структура персонала ОАО «ОГОК» за 2003- 2004 г.

Уровень образования	В % от численности.	
	2003 г.	2004 г.
Начальное	0,03	0,07
Неполное среднее	1,3	1,05
Среднее	61,07	61,7
Среднее специальное	22,71	22,64
Высшее	14,92	14,54

7. Описание органов управления предприятия.

Органами управления комбината являются общее собрание акционеров, наблюдательный совет и правление Общества.

Высшим органом управления ОАО «ОГОК» является общее собрание акционеров, которое формирует наблюдательный совет, ревизионную комиссию и правление комбината.

Общее собрание проводится в порядке, определенном законодательством Украины, Уставом комбината, Положением "Об общем собрании акционеров". Голосование на общем собрании ведется по принципу: одна акция - один голос.

Наблюдательный совет является органом Общества, который представляет интересы акционеров в период между проведением общих собраний и в пределах своей компетенции контролирует и регулирует деятельность исполнительного органа Общества.

Оперативное управление предприятием осуществляется правлением - исполнительным органом Общества. Председатель правления обеспечивает общее управление производством и экономикой комбината, а его заместители решают конкретные вопросы в соответствии с их функциональными обязанностями с помощью подчиненных им подразделений.

Ревизионная комиссия осуществляет контроль за финансово-хозяйственной деятельностью исполнительного органа Общества.

8. **Плановая мощность и загрузка.**

Орджоникидзевский горно-обогатительный комбинат является ведущим предприятием Украины и бывшего Советского Союза по добыче и переработке марганцевых руд и обеспечивающий сырьем ферросплавные и металлургические заводы. По производству марганцевого агломерата Орджоникидзевский горно-обогатительный комбинат единственный на Украине.

В 90-е годы объем производства товарного марганцевого концентрата по ОГОКу составлял 3800 тыс.т, 47 % объема производства концентрата бывшего Советского Союза и 54 % по Украине. Производство марганцевого агломерата было на уровне 420 тыс.т.

С момента приобретения Украиной независимости, производство продукции ОГОКом было переориентировано исходя из потребности внутреннего рынка и экспорта. В 1995 году предприятием была установлена оптимальная мощность по производству марганцевой продукции:

- марганцевого концентрата 2 000 тыс.т
- марганцевого агломерата 450 тыс.т
- сырой руды 6 000 тыс.т

Загрузка производственных мощностей в каждом конкретном году определяется количеством марганецсодержащего сырья, на который были заключены договора с потребителями.

В 2004 году загрузка производственных мощностей ОАО «ОГОК» составила:

- марганцевого концентрата 1279,2 тыс.т (64,0 %)
- марганцевого агломерата 420,2 тыс.т (93,4 %)
- сырой руды 3081,6 тыс.т (51,4 %)

9. Основные производственные показатели предприятия в натуральном выражении.

Технологический процесс производства основных видов продукции на комбинате состоит из следующих этапов:

1. Вскрышные работы осуществляются 8 роторными комплексами и 41 шагающим экскаватором.
2. Добыча сырой руды осуществляется 70 экскаваторами типа «прямая лопата».
3. Обогащение марганцевых руд производится на двух обогатительных фабриках
4. Производство марганцевого агломерата осуществляется на агломерационной фабрике.

Основные производственные показатели предприятия в натуральном выражении:

Показатели	***ед. изм.***	***2004г.***
Марганцевый концентрат, валовый	тыс.т	1 279,2
в т.ч. высшие сорта	тыс.т	271,1
бессортный окисный	тыс.т	1 179.8
карбонатный	тыс.т	99.4
Марганцевый концентрат, товарный	тыс.т	677,2
Марганцевый агломерат	тыс.т	420,2
Добыча марганцевой руды	тыс.т	3 081,6
Вскрышные работы	тыс.м3	56 558

10. Доля предприятия на украинском и мировом рынке.

Ресурсы марганцевых руд, выявленные в 56 странах мира, составляют около 17,3 млрд.тн, в том числе подтвержденные запасы оцениваются в 5,2 млрд.тн.

Запасы Украины сконцентрированы в едином Никопольском марганцеворудном бассейне и составляют 42,3% общемировых подтвержденных запасов. Орджоникидзевский горно-обогатительный комбинат разрабатывает западную часть этого месторождения и его доля на мировом рынке составляет порядка 7%.

Доля ОАО «ОГОК» на внутреннем рынке марганецсодержащего сырья в 2004 году составляла около 57,28 %

11. Объемы реализации в натуральном и денежном выражении.

В 2004 году ОАО «ОГОК» реализовал марганцевого концентрата 1069,829 тыс.тн на сумму 128551,015 тыс.грн., а также марганцевого агломерата 398,234 тыс.тн на сумму 72764,851 тыс.грн.

12. Перечень основных потребителей продукции на внутреннем рынке и их доля в общем объеме реализации.

На внутреннем рынке ОАО ОГОК» производил отгрузку через крупных трейдеров, с которыми заключены долгосрочные договора.

Всего на предприятия Украины в 2004 году отгружено 611,394 тыс.тн марганецсодержащей продукции, что составило 57,15 % от общего объема реализации.

Основные потребители на внутреннем рынке следующие:

а) Никопольский завод ферросплавов 513,642 тыс.тн или 48,01 % от общего объема реализации.

б) Запорожский завод ферросплавов 281,688 тыс тн или 26,33 % от общего объема реализации.

в) Краматорский металлургический завод 97,29 тыс.тн или 9,09 % от общего объема реализации.

г) Металлургический комбинат «Азовсталь» 58,584 тыс.тн или 5,48 % от общего объема.

д) Стахановский завод ферросплавов 48,763 тыс.тн или 4,55 % от общего объема реализации.

13. Доля экспорта предприятия, перечень стран потребителей и их доля в общем объеме экспорта.

На внешний рынок ОАО «ОГОК» также производит отгрузку через трейдеров, у которых есть возможность производить отгрузку на экспорт через морские порты.

Всего на экспорт в 2004 году было отгружено 458,435 тыс.тн марганецсодержащей продукции, что составило 42,85 % от общего объема реализации, в том числе:

а) Румыния 387,028 тыс.тн или 84,42 % от общего объема экспорта.

б) Россия 36,982 тыс.тн или 8,07 % от общего объема экспорта.

в) Польша 15,73 тыс.тн или 3,43 % от общего объема экспорта.

г) Словакия 14,802 тыс.тн или 3,23 % от общего объема экспорта.

д) Чехия 3,079 тыс.тн или 0,67 % от общего объема экспорта.

е) Корея 0,810 тыс.тн или 0,18 % от общего объема экспорта.

14. Контактная информация

Адрес предприятия: Украина, 53300, Днепропетровская область, город Орджоникидзе, улица Калинина, дом 11.

Телефон: (38 05667) 44688.

Факс: (38 05667) 44043.

E-mail: common@ordgok.com

	КОДИ
Дата (рік, місяць, число)			01
за ЄДРПОУ	00190928
за КОАТУУ	1212100000
за КФВ	
за СПОДУ	
за ЗКГНГ	12112
за КВЕД	13.20.2
Контрольна сума	

Підприємство: ВАТ Орджонікідзевський ГЗК
Територія: Україна
Форма власності: колективна
Орган державного управління:
Галузь (вид діяльністі): промисловість
Одиниця виміру: тис. грн.
Адреса: м. Орджонікідзе, вул. Калініна, 11

Генеральний директор
ТОВ "КАУПЕРВУД" — В.В. Галасюк

Аудитор — О.О. Коновалова

БАЛАНС

на 31.12.2004 р.

Форма №1 Код за ДКУД **1801001**

АКТИВ	Код рядка	На початок звітного періоду	На кінець звітного періоду
1	2	3	4
I. НЕОБОРОТНІ АКТИВИ			
Нематеріальні активи:			
залишкова вартість	010	172,9	138,4
первісна вартість	011	376,8	380,8
накопичена амортизація	012	203,9	242,4
Незавершене будівництво	020	13 428,8	10 553,3
Основні засоби:			
залишкова вартість	030	314 408,7	299 827,1
первісна вартість	031	1 214 862,9	1 230 150,9
знос	032	900 454,2	930 323,8
Довгострокові фінансові інвестиції:			
які обліковуються за методом участі в капіталі інших підприємств	040	-	-
інші фінансові інвестиції	045	-	-
Довгострокова дебіторська заборгованість	050	-	-
Відстрочені податкові активи	060	-	-
Гудвіл	065	-	-
Інші необоротні активи	070	-	-
УСЬОГО ЗА РОЗДІЛОМ I	080	328 010,4	310 518,8
II. ОБОРОТНІ АКТИВИ			
Запаси:			
виробничі запаси	100	23 480,2	23 347,4
тварини на вирощуванні та відгодівлі	110	468,0	-
незавершене виробництво	120	7 033,6	2 180,3
готова продукція	130	55 096,8	19 026,6
товари	140	23 336,6	46 036,7
Векселі одержані	150	121 077,9	55 037,8
Дебіторська заборгованість за товари, роботи, послуги:			
чиста реалізаційна вартість	160	301 371,7	309 463,8
первісна вартість	161	345 404,5	352 636,3
резерв сумнівних боргів	162	44 032,8	43 172,5
Дебіторська заборгованість за розрахунками:			
з бюджетом	170	15 327,3	83 067,6
за виданими авансами	180	246 478,4	226 078,8
з нарахованих доходів	190	-	-
із внутрішніх розрахунків	200	-	-
Інша поточна дебіторська заборгованість	210	4 186,9	153 347,9
Поточні фінансові інвестиції	220	-	-
Грошові кошти та їх еквіваленти			
в національній валюті	230	1 821,3	71 571,8
в іноземній валюті	240	37,9	4 616,8
Інші оборотні активи	250	7 693,1	557,0
УСЬОГО ЗА РОЗДІЛОМ II	260	807 409,7	994 332,5
III. ВИТРАТИ МАЙБУТНІХ ПЕРІОДІВ	270	14,5	4,4
БАЛАНС	280	1 135 434,6	1 304 855,7

ПАСИВ	Код рядка	На початок звітного періоду	На кінець звітного періоду
1	2	3	4
I. ВЛАСНИЙ КАПІТАЛ			
Статутний капітал	300	552 100,3	736 133,7
Пайовий капітал	310	-	-
Додатковий вкладений капітал	320	-	-
Інший додатковий капітал	330	387 321,5	387 202,8
Резервний капітал	340	17 079,5	18 001,6
Нерозподілений прибуток (непокритий збиток)	350	77 973,4	7 065,9
Неоплачений капітал	360	-	-
Вилучений капітал	370	-	-
УСЬОГО ЗА РОЗДІЛОМ I	**380**	**1 034 474,7**	**1 148 404,0**
II. ЗАБЕЗПЕЧЕННЯ НАСТУПНИХ ВИТРАТ І ПЛАТЕЖІВ			
Забезпечення виплат персоналу	400	3 533,9	3 379,0
Інші забезпечення	410	-	-
Цільове фінансування	420	-	-
УСЬОГО ЗА РОЗДІЛОМ II	**430**	**3 533,9**	**3 379,0**
III. ДОВГОСТРОКОВІ ЗОБОВ'ЯЗАННЯ			
Довгострокові кредити банків	440	-	-
Інші довгострокові фінансові зобов'язання	450	-	-
Відстрочені податкові зобов'язання	460	17 610,7	9 861,2
Інші довгострокові зобов'язання	470	-	-
УСЬОГО ЗА РОЗДІЛОМ III	**480**	**17 610,7**	**9 861,2**
IV. ПОТОЧНІ ЗОБОВ'ЯЗАННЯ			
Короткострокові кредити банків	500	-	-
Поточна заборгованість за довгостроковими зобов'язаннями	510	4 287,0	295,6
Векселі видані	520	11 010,2	11 399,7
Кредиторська заборгованість за товари, роботи, послуги	530	10 935,2	55 072,6
Поточні зобов'язання за розрахунками:			
з одержаних авансів	540	7 393,1	30 068,1
з бюджетом	550	2 372,3	3 732,8
з позабюджетних платежів	560	-	-
зі страхування	570	781,9	1 532,9
з оплати праці	580	1 902,6	3 432,6
з учасниками	590	-	-
із внутрішніх розрахунків	600	-	-
Інші поточні зобов'язання	610	40 939,5	37 545,1
УСЬОГО ЗА РОЗДІЛОМ IV	**620**	**79 621,8**	**143 079,4**
V. ДОХОДИ МАЙБУТНІХ ПЕРІОДІВ	**630**	**193,5**	**132,1**
БАЛАНС	**640**	**1 135 434,6**	**1 304 855,7**

Дніпропетровська область м. Орджонікідзе Відкрите акціонерне товариство Орджонікідзевський гірничо-збагачувальний комбінат Свідоцтво № 00190928 * УКРАЇНА *

Керівник ____________

Головний бухгалтер ____________

		КОДИ	
	Дата (рік, місяць, число)		01
Підприємство: ВАТ Орджонікідзевський ГЗК	за ЄДРПОУ	00190928	
Територія: Україна	за КОАТУУ	1212100000	
Форма власності: колективна	за КФВ		
Орган державного управління:	за СПОДУ		
Галузь: промисловість	за ЗКГНГ	12112	
Одиниця виміру: тис. грн.	за КВЕД	13.20.2	
Адреса: м. Орджонікідзе, вул. Калініна, 11	Контрольна сума		

Генеральний директор
ТОВ "КАУПЕРВУД" В.В. Галасюк

Аудитор О.О. Коновалова

ЗВІТ
про фінансові результати
2004 р.

Форма №2 Код за ДКУД 1801003

І. ФІНАНСОВІ РЕЗУЛЬТАТИ

Стаття	Код рядка	За звітний період	За попередній період
1	2	3	4
Доход (виручка) від реалізації продукції (товарів, робіт, послуг)	010	902 795,00	442 546,90
Податок на додану вартість	015	42 449,20	36 789,60
Акцизний збір	020	-	-
	025	-	-
Інші вирахування з доходу	030	3,20	-
Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг)	035	860 342,60	405 757,30
Собівартість реалізованої продукції (товарів, робіт, послуг)	040	918 991,30	353 175,80
Валовий:			
прибуток	050	-	52 581,50
збиток	055	58 648,70	-
Інші операційні доходи	060	89 254,30	303 380,80
Адміністративні витрати	070	14 543,90	22 879,90
Витрати на збут	080	12 805,60	6 387,30
Інші операційні витрати	090	82 793,80	299 793,10
Фінансові результати від операційної діяльності:			
прибуток	100	-	26 902,00
збиток	105	79 537,70	-
Доход від участі в капіталі	110	-	-
Інші фінансові доходи	120	-	-
Інші доходи	130	4 590,90	1 808,50
Фінансові витрати	140	103,30	4 645,20
Втрати від участі в капіталі	150	0,50	-
Інші витрати	160	2 684,30	11 498,30
Фінансові результати від звичайної діяльності до оподаткування:			
прибуток	170	-	12 567,00
збиток	175	77 734,90	-
Податок на прибуток від звичайної діяльності	180	-	-
Доход з податку на прибуток від звичайної діяльності	185	7 749,50	1 066,80
Фінансові результати від звичайної діяльності:			
прибуток	190	-	13 633,80
збиток	195	69 985,40	-
Надзвичайні:			
доходи	200	-	-
витрати	205	-	-
Податки з надзвичайного прибутку	210	-	-
Чистий:			
прибуток	220	-	13 633,80
збиток	225	69 985,40	-

II. ЕЛЕМЕНТИ ОПЕРАЦІЙНИХ ВИТРАТ

Стаття	Код рядка	За звітний період	За попередній період
1	2	3	4
Матеріальні затрати	230	140 538,90	100 689,50
Витрати на оплату праці	240	62 099,80	58 064,90
Відрахування на соціальні заходи	250	24 698,80	21 073,40
Амортизація	260	37 598,80	36 257,70
Інші операційні витрати	270	28 072,60	17 630,00
Разом	280	293 008,90	233 715,50

III. РОЗРАХУНОК ПОКАЗНИКІВ ПРИБУТКОВОСТІ АКЦІЙ

Стаття	Код рядка	За звітний період	За попередній період
1	2	3	4
Середньорічна кількість простих акцій	300	2 632 784 300,00	1 984 454 534,00
Скоригована середньорічна кількість простих акцій	310	2 632 784 300,00	1 984 454 534,00
Чистий прибуток (збиток) на одну просту акцію	320	-0,0000260	0,0000069
Скоригований чистий прибуток (збиток) на одну просту акцію	330	-0,0000260	0,0000069
Дивіденди на одну просту акцію	340	-	-

Керівник

Головний бухгалтер

Дніпропетровська область м. Орджонікідзе Відкрите акціонерне товариство Свідоцтво № 00190928 * УКРАЇНА *
Орджонікідзевський гірничо-збагачувальний комбінат

1. BRIEF HISTORY OF THE ENTERPRISE

Ordzhonikidze Ore Mining and Processing Enterprise is developing the western part of Nikopol manganese deposit. It is one of the largest enterprises engaged in extracting and processing manganese ore in the world. The Plant is given a priority in terms of mastering technologies of open cast mining, land reclamation and protection of nature.

Opening of the industrial manganese ore deposit in1886 initiated the history of development of Ordzhonikidze Ore Mining and Processing Enterprise.

V. A. Domger, the Russian mining engineer, had the honor to open Nikopol manganese basin, since he discovered daily egress of manganese ore near the banks of Solyonaya river, tributary of Bazavluk, as early as in July 1883.

In July 1885 the first gallery called "Nadezda" ("Hope") featuring large reserves of high-quality manganese ore, was laid here. In December 1885, the first mine called "Pokrovsky Manganese Mines" started working; in 1901 manganese ore output totaled 2 mln, poods (old Russian measure of weight, 1 pood = 16,38 kg).

High profits obtained from selling Nikopol ore, and increasing demand therefor, promoted intensive inflow of Russian and foreign capital into this region. Considerable funds spent for exploration led to discovering new deposits both in the western and eastern parts of the basin, and their active operation.

In the early 1990s, extraction of manganese ore in the basin was conducted by 9 joint-stock companies and private owners.

The year 1913 evidenced the most active development of the basin in pre-revolutionary years. Within the period of industrial boom 252,7 ths. tons of ore were mined.

In 1934 the mine named after S. Ordzhonikidze was put into operation; in one year mines No. 1,2,3,4 and ore processing plant started their operations, and railway to Chertomlyk station was built. Before the war, the mine accounted for 30% of ore output of the basin as a whole.

Just after the liberation of the region from fascist occupation (on February 1944) the mine revival started. The same year all the other mines were restored, and new mine construction completed; processing plant was put into operation as well. Annual ore output then totaled over 60 thousand tons,

Up to 1952 manganese ore was extracted using underground method only. In 1952 the Nikopol basin pioneered open-cast method, putting Bogdanovsky open-cut mine into service.

Since 1963, the enterprise's mines started using stripping equipment of continuous operation, namely, rotary excavators with output from 1000 to 5000 cub.m/hour, spreaders, conveyor bridges, long wall transfer and stacking conveyors, featuring productivity from 1500 to 7500 cub.m /hour (in loose weight).

In 1964, "Ordzhonikidzemarganets" trust was founded on the basis of the mine in 1970 the trust was renamed into Ordzhonikidze Ore Mining and Processing Enterprise.

In 1995 the enterprise was reorganized into Open joint-stock company Ordzhonikidze Ore Mining and Processing Enterprise.

On January 24, 1997 the first general meeting of shareholders was held.

As the open joint-stock company, the enterprise enjoyed more independence in choosing sales markets, in establishing price policy, and improved its technical facilities at the expense of investment resources.

2. MISSION AND OBJECTIVES OF THE ENTERPRISE

Mission of "Ordzhonikidzevskiy GOK" OJSC consists in gaining the leading positions in Ukrainian and world markets of manganese-containing products, through increasing output and export figures, and searching for new sales markets.

Our objectives:

• Increase of the enterprise's output;

• Introduction of new manufacturing methods and production processes;

• Improvement of production and financial indices of the enterprise;

• Raising the level of workers' skill;

• Meeting of social and economic demands of labor collective and shareholders of the enterprise.

3. MAIN KINDS OF PRODUCTS; THEIR DESCRIPTION

Main kinds of products and services of the open joint-stock company "Ordzhonikidze Ore Mining and Processing Enterprise" cover production of manganese concentrate and manganese agglomerate, repair of industrial equipment, devices and instruments, manufacturing of household goods, ceramics, and facing materials of natural stone.

Below listed is the main output of "Ordzhonikidze Ore Mining and Processing Enterprise" OJSC:

Oxide manganese concentrate, featuring size of 0-50 mm:

1 grade - Mn content not less than 43 %

1 B grade - Mn content not less than 41 %

2 grade - Mn content not less than 34 %

Carbonate manganese concentrate, featuring size ofV-50 mm and 0-200 mm:

1 grade - Mn content not less than 26 %

Manganese agglomerate

AM-2 grade - Mn content not less than 40%

Besides manganese ore, loam for constructing dams of tailing pits and shell rock limestone for producing flux used in agglomeration process and cement production, are simultaneously extracted in the mines of the enterprise.

4. LIST OF ACHIEVEMENTS OF THE ENTERPRISE

Now "Ordzhonikidzevskiy GOK" OJSC is an enterprise with huge natural-and-geological and technical potential. The enterprise operates mines provided with highly efficient mining and transporting equipment of domestic and imported origin, allowing to produce nearly 200 million cubic meters of rock per year.

Being engaged in extraction and processing of manganese ores in Ukraine (Nikopol basin), Ordzhonikidze Ore Mining and Processing Enterprise became the largest enterprise in the world on output of manganese concentrate and agglomerate for ferroalloy and metallurgical plants which provide for supply to Ukrainian enterprises and export their goods to CIS and foreign countries.



400
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004

Dynamics of manganese agglomerate production for the period since 2000 to 2004 shows that manganese agglomerate production for the year 2004 only featured increase up to 420,2 ths. tons as compared with 359,3 ths. tons in 2003, making, namely, 117%.

5. ORGANIZATIONAL STRUCTURE

Existing structure of Ordzhonikidze Ore Mining and Processing Enterprise Open Joint-Stock Company includes the following functional directions:

- production direction;
- commercial and financial direction;
- direction on personnel, organizational management, wages and work with shareholders;
- logistics;
- book-keeping and control direction;
- social matters[1] direction.

Production unit is engaged in overburden and mining operations, production of main kinds of manganese output, manganese concentrate and agglomerate, iron ore agglomerate, extraction of accompanying products. This direction includes shops connected with provision of production facilities with inventory holdings.

Functional directions (on commerce and finances, on personnel, organizational management, wages and work with shareholders; book-keeping and control) are engaged in provision of financial resources, workforce and materials for production process; they are carrying out control and management functions, and sales of finished products.

Organizational chart of "Ordzhonikidzevskiv GOK" OJSC



Председатель правления
Deputy Chairman of the Board on logistics and repairs
Deputy Chairman of the Board on social matters
Deputy Chairman of the Board on personnel management
First Deputy Chairman of the Board –Chief Engineer
Deputy Chairman of the Board on Scientific and Technical Policy
Deputy Chairman of the Board on commerce and finance
Deputy Chairman of the Board on labour protection
Chief Accountant
9 departments
4 departments
4 departments
11 departments 4 laboratories
1 department
8 departments
1 department 1 laboratory
1 department 8 bureaus
1 service workshop
10 service workshops
7 mines, 3 factories, 2 transport workshops, 9 service workshops
1 service workshop

Existing organizational pattern of management has its distinctive features, corresponding to large production enterprises. Benefit of this organizational structure is availability of linear dependence and strict distribution of responsibility.

6. PERSONNEL OF THE ENTERPRISE

Managers of Ordzhonikidze Ore Mining and Processing Enterprise Open Joint-Stock Company make up 8% of total number of workers. Management body of the enterprise is represented by highly skilled experts graduated from institutes of higher education and having large operational experience (5-10 years).

Characteristics of industrial and production personnel at Ordzhonikidze Ore Mining and Processing Enterprise OJSC, 2004

Category of workers	***% of total number***
Managers	8
Experts	11
Workers	79
Office employees	2

Number of employees of the enterprise in 2004

Index	***Unit ofmeas.***	***2003***	***2004***
Employees on payroll	Persons	6914	6894
Including industrial and production personnel	Persons	6277	6335

Decrease in number is connected with the matters of optimization of technological process and organizational structure, and with redistribution of workers among the shops within the enterprise.

Educational structure of staff at Ordzhonikidze Ore Mining and Processing Enterprise OJSC, 2003-2004

Education level	***% of total number***	
	2003	***2004***
Primary education	0,03	0,07
Incomplete secondary education	1,3	1,05
Secondary education	61,07	61,7
Secondary special education	22,71	22,64
Higher education	14,5	14,54

7. DESCRIPTION OF MANAGEMENT BODIES

Management bodies at the enterprise are genera] meeting of shareholders, supervisory council and board of the Company.

Supreme organ regulating activity of "Ordzhonikidzevskiy GOK" OJSC is general meeting of shareholders, which forms supervisory council, auditing committee, and board of the enterprise.

General meeting is held in the order defined by the Ukrainian legislation, Statute of the enterprise, Regulations titled "On General Meeting of Shareholders". Voting at the general meeting is carried out according to the principle: one share - one vote.

Supervisory council is the organ representing shareholders' interests in the period between general meetings and controlling activity of the executive organ of the Company within its competence.

Operative management of the enterprise is carried out by the Board, the executive organ of the Company. Chairman of the Board ensures general management of production and economy at the plant, and his deputies make specific decisions in accordance with their functional responsibilities with the help of subordinate departments.

Auditing committee is responsible for control over financial and economic activity of the executive organ of the Company.

8. SCHEDULED CAPACITY AND LOAD

Ordzhonikidze Ore Mining and Processing Enterprise is the leading enterprise in Ukraine and former USSR on extracting and processing manganese ores and providing ferroalloy and metallurgical plants with raw materials. As to production of manganese agglomerate, Ordzhonikidze Ore Mining and Processing Enterprise is the unique enterprise in Ukraine.

In nineties, output of marketable manganese concentrate at Ordzhonikidzevskiy GOK totaled 3800 ths. tons, thus making 47% of concentrate output in the former USSR and 54% in Ukraine. Manganese agglomerate production amounted to 420 ths. tons.

Since the date of declaring Ukraine an independent state, production at Ordzhonikidzevskiy GOK was reoriented starting from the demand of home market and export, hi 1995, the enterprise established optimal capacity on manufacturing manganese products:

- manganese concentrate	2 000 ths. tons
- manganese agglomerate	450 ths. tons
- crude ore	6 000 ths, tons

Loading of production facilities in each specific year is determined by quantity of manganese-containing raw materials, for which agreements with customers were signed. In 2004, loading of production facilities at Ordzhonikidzevskiy GOK totaled:

- manganese concentrate	1279,2 ths. tons (64,0 %)
- manganese agglomerate	420,2 ths. tons (93,4 %)
- crude ore	3081,6 ths. tons (51,4 %)

9. MAIN PRODUCTION INDICES OF THE ENTERPRISE

Technological process at the enterprise at to main products consists of the following stages:

1. Overburden operations are executed by 8 rotary excavators and 41 walking excavators.
2. Crude ore is mined by 70 excavators of "straight shovel" type.
3. Concentration of manganese ores is performed at two processing plants.
4. Manganese agglomerate is produced at the agglomeration plant.

Main production indices of the enterprise in natural terms:

Indices	***Unit of meas.***	***2004***
Gross manganese concentrate	Ths. tons	1 279,2
Including high grades	Ths. tons	271,1
Off-grade oxide concentrate	Ths. tons	1 179.8
Carbonate concentrate	Ths. tons	99.4
Marketable manganese concentrate	Ths. tons	677,2
Manganese agglomerate	Ths. tons	420,2
Extraction of manganese ore	Ths. tons	3 081,6
Overburden operation	Ths. m3	56 558

10. SHARE OF THE ENTERPRISE IN UKRAINIAN AND WORLD MARKET

Resources of manganese ores, discovered in 56 countries of the world, make up 17,3 bin. tons, including confirmed resources estimated m 5,2 bin. tons.

Resources of Ukraine are concentrated in a single Nikopol manganese ore basin, comprising 42,3 % of confirmed global resources. Ordzhonikidze Ore Mining and Processing Enterprise is developing the western part of this deposit, and its share in the world market makes 7%.

Share of Ordzhonikidzevskiy GOK in domestic market of manganese-containing raw materials in 2004 amounted 57,28%.

11. SALES VOLUMES IN NATURAL AND MONEY TERMS

In 2004 Ordzhonikidzevskiy GOK sold 1 069,829 ths. tons of manganese concentrate to the amount of UAH 128 551,015 ths., as well as 398,234 ths. tons of manganese agglomerate, accordingly, to the amount of UAH 72 764,851 ths.

12. MAIN CUSTOMERS IN DOMESTIC MARKET AND THEIR SHARE IN TOTAL SALES VOLUME

In domestic market, Ordzhonikidzevskiy GOK performed deliveries through large traders with which long-term agreements were signed,

Totally, in 2004 the Ukrainian enterprises received 611,394 ths. tons of manganese-containing products, making 57,15% of total sales volume.

Below listed are main customers in domestic market:

a) Nikopol Ferroalloy Plant - 513,642 ths. tons or 48,01 % of total sales volume;

b) Zaporozhsky Ferroalloy Plant - 281,688 ths. tons or 26,33% of total sales volume;

c) Kramatorsky Metallurgical Plant - 97,29 ths. tons or 9,09% of total sales volume;

d) Azovstal' Metallurgical Plant - 58,584 ths. tons or 5,48 % of total sales volume;

e) Stakhanov Ferroalloy Plant - 48,763 ths. tons or 4,55 % of total sales volume;

13. EXPORT SHARE OF THE ENTERPRISE, LIST OF CUSTOMER COUNTRIES AND THEIR SHARE IN TOTAL EXPORTS

Ordzhonikidzevskiy GOK also performs deliveries to the foreign market, using services of traders, which have due facilities for exporting through seaports.

Total exports of manganese-containing products in 2004 comprised 458,435 ths. tons, making 42,85% of total sales volume, including:

a) Romania - 387,028 ths. tons or 84,42 % of total exports;

b) Russia- 36,982 ths. tons or 8,07 %;

c) Poland - 15,73 ths. tons or 3,43 %;

d) Slovakia - 14,802 ths. tons or 3,23 %;

c) Czechia - 3,079 ths, tons or 0,67%.

d) Korea - 0,810 ths, tons or 0,18%.

14. CONTACT DETAILS

Enterprise's address: 11 Kalinin St., town of Ordzhonikidze, Dnipropetrovs'k region, 53300, Ukraine.

Telephone: (38 05667) 44688

Fax: (38 05667) 44043

E-mail: common@ordgok.com

Appendix
to Regulation (Standard) of Accounting No. 2

		CODES
		01
	Date /year, month, date/	
Enterprise : Ordzhonikidze Ore Mining and Processing Enterprise OJSC	by EDRPOU	00190928
Territory : town of Ordzhonikidze	by KOATUU	1212100000
Property category: collective property	by KFV	20
State management body	by SPODU	7034
Branch: mineral resource industry	by ZKGNG	12112
Kind of economic activity: industrial activity	by KVED	13.20.2
Measurement unit: thous UAH	Check sum	

Address: 11 Kalinin St.

BALANCE SHEET
as of December 31, 2004

Form No. 1 Code by DKUD | 1801001

ASSETS	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	2	3	4
I. Non-circulating assets			
Intangible assets:			
Residual cost	010	172.9	138.4
Initial cost	011	376.8	380.8
Wear and tear, accumulated	012	203.9	242.4
Construction in progress	020	13 428.8	10 533.3
Fixed assets:			
Residual cost	030	314 408.7	299 827.1
Initial cost	031	1 214 862.9	1 230 150.9
Wear and tear	032	900 454.0	930 323.8
Long-term financial investments:			
accounted by the method of share in the capital of other entities	040	-	-
other financial investments	045	-	-
Long-term accounts receivable	050	-	-
Deferred tax assets	060	-	-
Other non-circulating assets	070	-	-
Total, by the section 1	**080**	**328 010.4**	**310 518.8**
II. Circulating assets			
Stocks :			
Production stocks	100	23 480.2	23 347.4
Animals being raised and fed	110	468.0	-
Production in progress	120	7 033.6	2 180.3
Finished products	130	55 096.8	19 026.6
Goods	140	23 336.6	46 036.7
Bills received	150	121 077.9	55 037.8
Accounts receivable for goods, works, services:			
net sales cost	160	301 371.7	309 463.8
initial cost	161	345 404.5	352 636.3
bad debt reserve	162	44032.8	43 172.5
Accounts receivable by settlements:			
with budget	170	15 327.3	83 067.6
on advances given	180	246 478.4	226 078.8
On accrued incomes	190	-	
On internal settlements	200	-	
Other current accounts receivable	210	4 186.9	153 347.9
Current financial investments	220	-	-
Money resources and their equivalents:			
in the national currency	230	1 821.3	71 571.8
in the foreign currency	240	37.9	4 616.8
Other circulating assets	250	7 693.1	557.0
Total by section II	**260**	**807 409.7**	**994 332.5**
III. Deferrals	**270**	**14.5**	**4.4**
Balance	**280**	**1 135 434.6**	**1 304 855.7**

Appendix (continued)

LIABILITIES	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	2	3	4
I. Equity capital			
Authorized capital stock	300	552 100.3	736 133.7
Share capital	310	-	-
Additional laid-down capital	320	-	-
Other additional capital	330	387 321.5	387 202.8
Capital reserves	340	17 079.5	18 001.6
Retained income (outstanding loss)	350	77 973.4	7 065.9
Unpaid capital	360	-	-
Withdrawn capital	370	-	-
Total by section I	**380**	**1 034 474.7**	**1 148 404.0**
II. Provision of future costs and payments			
Payments to the staff	400	3533.9	3 379.0
Other provisions	410	-	-
Target financing	420	-	-
Total by section II	**430**	**3 533.9**	**3 379.0**
III. Long-term liabilities			
Long-term credits of the banks	440	-	-
Other long-term financial liabilities	450	-	-
Deferred tax liabilities	460	17 610.7	9 861.2
Other long-term liabilities	470	-	-
Total by section III	**480**	**17 610.7**	**9 861.2**
IV. Current liabilities			
Short-term bank loans	500	-	-
Current indebtedness by long-term liabilities	510	4 287.0	295.6
Bills issued	520	11 010.2	11 399.7
Accounts payable for goods, works, services	530	10 935.2	55 072.6
Current liabilities by settlements:			
on advances given	540	7 393.1	30 068.1
with budget	550	2 372.3	3 732.8
on off-budget payments	560	-	-
on insurance	570	781.9	1 532.9
on labor payment	580	1 902.6	1 532.9
with participants	590	-	-
by internal settlements	600	-	-
Other current liabilities	610	40 939.5	37 545.1
Total by the section IV	620	79 621.8	143 079.4
V. Deferred incomes	630	193.5	132.1
BALANCE	**640**	**1 135 434.6**	**1 304 855.7**

Director (signature)

Chief Accountant(signature)

(Seal)

Appendix
to the Regulation (Standard) of Accounting No. 3

		CODES		
	Date/year, month, date/			01
Enterprise : Ordzhonikidze Ore Mining and Processing Enterprise OJSC	by EDRPOU	00190928		
Territory : town of Ordzhonikidze	by KOATUU	1212100000		
State management body	by SPODU	7034		
Branch: mineral resource industry	by ZKGNG	12112		
Kind of economic activity: industrial activity	by KVED	13.20.2		
Measurement unit: thous UAH	Check sum			

Report on Financial Results
for the year 2004

Form No.2 Code by DKUD | 1801003 |

1. FINANCIAL RESULTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from sale of products (goods, works, services)	010	902 795.0	442 546.9
Value-added tax	015	42 449.2	36 789.6
Excise tax	020	-	-
	025	-	-
Other deductions from income	030	3.2	-
Net income (proceeds) from sale of products (goods, works, services)	035	860 342.6	405 757.3
Prime cost of the products (goods, works, services) sold	040	918 991.3	353 175.8
Gross:			
profit	050	-	52 581.5
loss	055	58 648.7	-
Other operating incomes	060	89 254.3	303 380.8
Administrative costs	070	14 543.9	22 879.9
Sales costs	080	12 805.6	6 387.3
Other operating costs	090	82 793.8	299 793.1
Financial results from operating activity:			
profit	100	-	26 902.0
loss	105	79 537.7	-
Profit from share in capital	110	-	-
Other financial incomes	120	-	-
Other incomes	130	4 590.9	1 808.5
Financial costs	140	103.3	4 645.2
Losses from share in capital	150	0.5	-
Other costs	160	2 684.3	11 498.3
Financial results from routine activity prior to taxation:			
profit	170	-	12 567.0
loss	175	77 734.9	-
Tax on profit from routine activity	180	-	-
Financial results from routine activity:	185	7 749.5	1 066.8
profit	190	-	13 633.8
loss	195	69 985.4	-
Extraordinary:			
incomes	200	-	-
costs	205	-	-
Taxes on extraordinary profit	210	-	-
Net:			
profit	220	-	13 633.8
loss	225	69 985.4	-

II. ELEMENTS OF OPERATING COSTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	140 538.9	100 689.5
Costs for remuneration of labor	240	62 099.8	58 064.9
Deductions for social measures	250	24 698.8	21 073.4
Depreciation	260	37 598.8	36 257.7
Other operating costs	270	28 072.6	17 630.0
Total	280	293 008.9	233 715.5

III. CALCULATION OF INDICES OF SHARES PROFITABILITY

Item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	2 632784300	1 984454534
Adjusted average annual quantity of ordinary shares	310	2 632784300	1 984454534
Net profit (loss) due on one ordinary share	320	-0.0000260	0,0000069
Adjusted net profit (loss) due on one ordinary share	330	-0.0000260	0,0000069
Dividends per one ordinary share	340	-	-

Director (signature)

Chief Accountant(signature)

(Seal)